SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, October 26, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, announces that it has completed the previously informed refinancing of its short-term bank debt in the amount of R$1.2 billion, via the extension of the 7th Series of Debentures and issuance of the 8th Series of Simple Non-Convertible Debentures (“Debentures”) by GLA Linhas Aéreas S.A. (“GLA”), an operating unit of the Company. The transaction was led by a syndicate of banks comprised of UBS BB S.A., Bradesco BBI S.A. and Santander S.A. (“Banks”) in accordance with CVM Instruction 476.

“Completing the refinancing of R$1.2 billion of short-term debt, and the subsequent conclusion of our liability management program, could not have come at a better time,” stated Richard Lark, CFO. “Our balance sheet is now in a stronger position in terms of its outstanding debts, versus our peers, which we view to be a competitive advantage in the current market environment.”

As noted by the Company on the announcement of the terms and conditions for the refinancing in September 2021, the issuance of these Debentures concludes GOL’s liability management program and returns the Company to its lowest level of short-term bank debt since 2014, with approximately R$0.5 billion. The value extraction from GOL’s assets contributed to a reduction of R$3.3 billion of its short-term financial debt in the 19-month period ended in September 2021. The Company’s lease liability remained at approximately 46% of total indebtedness during the same period, with a stable IFRS16 discount rate.

The proceeds from the Debentures will be used in full to refinance the Company’s short-term debt and extend the average tenor of its liabilities to 3.3 years, an increase of more than two years. This includes R$0.6 billion remaining balance of the 7th issue of debentures, and approximately R$0.6 billion of export financing lines (Finimps) and working capital credit lines. The transaction will also improve GOL’s credit metrics, by better matching future assets and liabilities and reducing the Company’s average cost of debt. The next material maturity date for GOL’s outstanding debts is not until July/2024.

The Debentures will be remunerated at a rate of CDI+4.5% (an over 20% reduction in spread over CDI) and will mature within three years after issuance. Payments of principal and interest will be monthly, after a grace period of 12 months for principal and six months for interest. The Debentures are redeemable, in whole or in part, at any time after issuance. They are guaranteed by GOL and have a fiduciary guarantee from GLA in the form ofa statutory lien on certain credit card receivables, while preserving the rights to factor the receivables from these guarantees.

GOL’s disciplined financial management throughout the pandemic strengthened its balance sheet and reduced short-term indebtedness, preserving liquidity to maintain operations. The Company also concluded several other important initiatives to rebalance its capital structure, such as the amortization of its US$300 million Term Loan B; the issuance of US$650 million of Senior Secured Notes due 2026; a R$423 million equity capital increase led by its controlling shareholder; and the R$1.3 billion acquisition of the minority interest in its Smiles loyalty program.

The table below shows the sources and uses in GOL’s liability management since January 2020.

Sources of Funds	R$bn	Debt Amortizations	R$bn
Senior Secured Notes due 2026	3.2	Term Loan B	1.6
Debentures	1.2	Guaranteed Financing	1.3
Smiles Cash	0.7	Import Financing	1.2
Restricted Cash	0.6	Capex Financing	0.8
Aircraft Sales	0.5	Working Capital Financing	0.8
Deposits	0.3	Debentures	0.6
Other Sources	0.2	Senior Notes due 2022	0.4
TOTAL	6.7	TOTAL	6.7

GOL is grateful for the continuous support of the Banks coordinating this transaction, which demonstrated their confidence in GOL throughout the pandemic.

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Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer